FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended March 31, 2002

GOLD RESERVE INC.

Address Of Principal Executive Offices: .... 926 West Sprague Avenue
Suite 200
Spokane, Washington 99201

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F
or Form 40-F.

    Form 20-F__X__   Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby
furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

    Yes _____   No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):

GOLD RESERVE INC.

March 31, 2002

Interim Financial Report
U.S. Dollars

Forward Looking Statements

The information presented in or incorporated by reference in this interim financial report includes both historical information and "forward-looking statements" (within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act")) relating to the future results of Gold Reserve Inc. (the "Company"), which involve risks and uncertainties. Except where the context indicates otherwise, "Company" means Gold Reserve Inc., its predecessor Gold Reserve Corporation and subsidiaries.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the following risks:

- actual reserves could vary considerably from estimates presently made,
- volatility of metals prices and estimated metal production,
- concentration of operations and assets in Venezuela,
- regulatory, political and economic risks associated with Venezuelan operations,
- obtaining adequate funding for future development of the Brisas property,
- dependence upon the abilities and continued participation of key employees,
- other uncertainties normally incident to the operation and development of mining properties.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this interim financial report that would warrant any modification of any forward-looking statement made in this document or other documents filed periodically with securities regulators.

All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Operations Overview

The Company's Brisas property, a gold and copper deposit, is located in the Kilometer 88 mining district in the State of Bolivar, southeastern Venezuela. The mineral resource on the Brisas property, estimated at 9.9 million ounces of gold and approximately 1.13 billion pounds of copper, is contained within an area approximately 1,900 meters long and 500 to 900 meters wide. The identified mineralization continues for an unknown distance down dip to the west, to the north and below the current mineralized resource.

The anticipated mining and processing facility is currently designed to process an estimated 55,000 tonnes per day, yielding an average annual production of approximately 362,000 ounces of gold and 46 million pounds of copper, over a minimum mine life of 13 years. The plan for the development of the property as it presently exists includes on-site copper processing utilizing an autoclave for pressure oxidation of the concentrates followed by a series of leaching sequences to recover the copper and gold. Construction of a mining facility at the Brisas property is estimated to cost between $350 and $400 million.

Based on Gold Institute guidelines and the assumptions included in the pre-feasibility, cash operating costs are estimated at $153 per ounce of gold (using $300 per ounce gold, $0.90 per pound copper and on-site copper processing) and total after-tax costs are estimated at $243 per ounce of gold (including operating costs, working capital, initial capital and life of mine capital less sunk costs). Estimated cost per ounce of gold is determined net of copper revenues. Construction of a mining facility, if warranted, would take 18 to 24 months.

Reserve Estimate Audits

Considerable data compiled by the Company has been closely scrutinized by Behre Dolbear & Company, Inc. ("Behre Dolbear") and a number of other consultants. Behre Dolbear has audited the Company's data collection procedures, its modeling and reserve methodology and reserve estimates.

The results of the audits determined that the technical data collection procedures used by the Company meet or exceed accepted industry standards; the assay laboratories utilized provided reliable and acceptable results; the database compiled by the Company is of a quality appropriate for utilization in a reserve study suitable for obtaining financing; the estimating techniques used by the Company were an accurate representation for the reserves; the drill hole spacing was sufficient to generate future estimates of proven and probable reserves; the database was correct and reliable; the reserve risk for the project is low and there is upside potential for additional reserves at the Brisas property because the mineralization can be extrapolated with quite high confidence beyond the current drilling in the down dip direction and to the north.

The mineral reserve and resource estimates set forth in this document have been prepared in accordance with the disclosure requirements of applicable Canadian Securities Commissions. Such estimates will not qualify the property as a commercially mineable ore body under standards promulgated by the U.S. Securities and Exchange Commission until the economic viability of the project is established and documented in a final feasibility study.

Mineral Resource Estimates

The Brisas property is estimated to contain a total mineral resource of 9.9 million ounces of gold and approximately 1.13 billion pounds of copper (based on 0.5 gram per tonne gold equivalent cut-off). The mineral resource, effective November 1999, is summarized in the following tables:

(kt=1,000 tones)	Measured			Indicated			Inferred			Total		
Au Eq Cutoff Grade	kt	Au (g/t)	Cu (%)	kt	Au (g/t)	Cu (%)	kt	Au (g/t)	Cu (%)	kt	Au (g/t)	Cu (%)
0.50	221,042	0.805	0.111	145,028	0.690	0.155	40,103	0.733	0.110	406,173	0.757	0.127

(millions)	Measured		Indicated		Inferred		Total	
Au Eq Cutoff Grade	Au oz.	Cu lb.	Au oz.	Cu lb.	Au oz.	Cu lb.	Au oz.	Cu lb.
0.50	5.721	541.0	3.217	495.7	0.945	97.3	9.883	1,134.0

Mineral Reserve Estimate

The mineral reserve estimate, effective January 2000, has been prepared in accordance with reporting requirements of applicable Canadian Securities Commissions and is presented in tabular form below. Using an average gold and copper price of $300 and $0.80, respectively, the Brisas property is estimated to contain approximately 235 million tonnes of ore with an average grade of 0.79 grams per tonne gold and 0.14% copper and a waste to ore ratio of 1.63:1 Using an average gold and copper price of $325 and $0.90, respectively, the Brisas property is estimated to contain approximately 280 million tonnes of ore with an average grade of 0.74 grams per tonne gold and 0.14% copper and a waste to ore ratio of 1.47:1.

Class	Reserve tonnes (thousands)	Au grade (g/t)	Cu grade (%)	Au ounces (thousands)	Cu pounds (thousands)	Waste tonnes (thousands)	Total tonnes (thousands)	Strip Ratio
Proven	187,443	0.814	0.119	4,906	491,841			
Probable	47,411	0.682	0.205	1,040	214,309			
Total [1]	234,854	0.787	0.136	5,946	706,150	383,912	618,766	1.63

[1] Using $300/oz Au, $0.80/lb Cu and $3.30/tonne revenue cutoff

Class	Reserve tonnes (thousands)	Au grade (g/t)	Cu grade (%)	Au ounces (thousands)	Cu pounds (thousands)	Waste tonnes (thousands)	Total tonnes (thousands)	Strip Ratio
Proven	209,954	0.778	0.121	5,252	560,167			
Probable	70,053	0.630	0.201	1,419	310,387			
Total [1]	280,007	0.741	0.141	6,671	870,554	411,282	691,289	1.47

[1] Using $325/oz Au, $0.90/lb Cu and $3.30/tonne revenue cutoff

Outlook

The ultimate design and future construction of the plant is subject to the results of the final feasibility study. Additional metallurgical, geotechnical and hydrological investigations, negotiations related to such things as electrical power supply and development and condemnation drilling will occur as a part of the completion of the final feasibility study. The completion of the final feasibility study and the timing of future development of the Brisas property will be influenced by, among other items, prevailing gold and copper prices.

Brisas-Cristinas Combined Project

In late 1999 we recognized that the price of gold, which was near a 20 year low, was not going to improve in the near term. While our Brisas project on a stand-alone basis would return positive cash flow, financing the project, if possible, would severely dilute existing shareholders' interest and burden the company with debt. As a result, we evaluated ways to improve the economics of the Brisas project by examining a number of alternatives. Our conclusion was that the best alternative was to combine the Brisas project with the adjacent Cristinas project, thereby realizing substantial economies of scale. The combined project, versus two stand-alone projects, provides the best solution economically, environmentally and socially for the Venezuelan Republic.

The two projects are contiguous to each other with Gold Reserve controlling the Brisas property to the south and Venezuelan government controlling the Cristinas property to the north. In November 2001, the Venezuelan government assumed physical control of the Cristinas property from MINCA and recently assigned the rights to the mineralization on the property to Corporacion Venezolana de Guayana ("CVG"). CVG is evaluating development alternatives to the Cristinas project and is seeking third party interest in Cristinas.

We envisage a combined project that would be the second largest gold mine in Latin America and the sixth largest in the world. Based on information developed by the Company as well as publicly available data published by MINCA, management believes that the Brisas-Cristinas gold and copper project contains a world-class reserve estimated to be at least 21 million ounces of gold and 2.2 billion pounds of copper.

We have made a number of presentations regarding the combined project to the various government entities that administer mining and mining related activities in Venezuela and all have received our proposal very favorably. CVG has publicly stated its objective to proceed with the development and construction of Cristinas on a stand alone basis or the combined project, recognizing that successfully combining the two properties requires involvement of a major mining company.

The development of the combined project will be influenced by: legal implications related to the cancellation of the work contract by CVG and cancellation of the copper concession by MEM; legal challenges related to the ownership of Cristinas property; the involvement of a major mining company; various approvals and permits by the government of Venezuela; completion of a feasibility study; adequate financing; and future metal prices

There can be no assurances that the development of the combined project will proceed and, if it does, what the Company's exact interest in the combined project will be. Management continues to believe the development of Brisas and Cristinas as a combined project is the most rational approach to exploit the orebody.

Financial Overview

The total financial resources of the Company, cash plus current and non-current marketable securities, decreased $0.5 million from December 31, 2001 to approximately $14.3 million as of March 31, 2002.

	March 31, 2002	December 31, 2001
Cash and equivalents	$ 5,952,317	$ 5,764,665
Marketable securities - current	7,340,423	9,006,362
Marketable securities - non-current	1,007,250	2,500
	$ 14,299,990	$ 14,773,527

Planned expenditures for 2002 are estimated at $3.1 million, which will be spent on activities directly related to the Brisas property, corporate management of the Brisas project, corporate activities other than those related to the Brisas property and the advancement of our proposal to combine Brisas with the Cristinas property. Other income (primarily investment income) for 2002 is projected to be approximately $0.75 million. Management anticipates that its combined cash and investment position will be sufficient to cover estimated operational and capital expenditures (excluding estimated mine construction costs) into 2004.

Future construction costs and development expenses, and the cost of placing the Brisas property or additional future properties into production, if warranted, are expected to be financed by a combination of the sale of additional common stock, bank borrowings or other means. Management does not plan to raise funds through the sale of equity or debt in the near future. Whether and to what extent additional or alternative financing options are pursued by the Company depends on a number of important factors, including the price of gold, management's assessment of the financial markets, the potential acquisition of additional properties or projects and the overall capital requirements of the consolidated corporate group.

Consolidated net loss for the three months ended March 31, 2002 amounted to $626,317 or $0.03 per share compared to consolidated net loss of $140,279 or $0.01 per share for the same period in 2001. The increase in net loss from the comparable three-month period results primarily from a reduction in gain on sale of marketable securities and an increase in operating expenditures related to the maintenance of the Brisas property and increased foreign currency loss.

Certain costs associated with the Brisas property which prior to 2002 were capitalized are now expensed in the period incurred. The Bolivar/Dollar exchange rate ended 2001 at Bs. 758 to the Dollar, up Bs. 58 (8.3%) from December 2000. An exchange peg policy was maintained throughout 2001, but abandoned in February 2002. Thereafter, a free floating exchange rate system was established, with the Venezuelan Central Bank acting as the main foreign currency seller. The exchange rate was approximately Bs. 921 to the Dollar at March 31, 2002.

As of May 30, 2002, the Company had the following shares, equity units and share options issued:

Class A common	22,709,447
Equity units*	1,301,691
Options to purchase Class A common shares	3,393,898

*An equity unit consists of one class B common share of Gold Reserve Inc. and one class B common share of Gold Reserve Corporation. Equity units are convertible into class A common shares of Gold Reserve Inc. on a one to one basis.

CONSOLIDATED BALANCE SHEETS

March 31, 2002 and December 31, 2001 *(unaudited)*

U.S. Dollars		March 31, 2002		December 31, 2001
ASSETS				
Current Assets:				
Cash and cash equivalents	$	5,952,317	$	5,764,665
Marketable securities		7,340,423		9,006,362
Deposits, advances and other		376,037		350,995
Accrued interest		43,213		52,524
Total current assets		13,711,990		15,174,546
Property, plant and equipment, net		46,176,265		46,197,434
Marketable securities		1,007,250		2,500
Other		1,006,944		1,178,134
Total assets	$	61,902,449	$	62,552,614
LIABILITIES				
Current Liabilities:				
Accounts payable and accrued expenses	$	287,831	$	320,782
Total current liabilities		287,831		320,782
Minority interest in consolidated subsidiaries		1,069,795		1,062,852
Total liabilities		1,357,626		1,383,634
SHAREHOLDERS' EQUITY				
Serial preferred stock, without par value		–		–
Common shares and equity units, without par value		102,268,071		102,265,911
Less, common shares held by affiliates		(674,598)		(674,598)
Deficit		(40,964,863)		(40,338,546)
KSOP debt		(83,787)		(83,787)
Total shareholders' equity		60,544,823		61,168,980
Total liabilities and shareholders' equity	$	61,902,449	$	62,552,614

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:

s/ Chris D. Mikkelsen   s/ Patrick D. McChesney

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended March 31, 2002 and 2001 *(unaudited)*

U.S. Dollars		2002		2001
OTHER INCOME				
Interest	$	172,204	$	233,108
Gain on sale of marketable securities		3,475		103,763
		175,679		336,871
EXPENSES				
General and administrative		215,442		249,762
Technical services		354,870		104,926
Corporate communications		65,422		64,593
Legal and accounting		21,011		23,318
Foreign currency loss		138,308		25,910
Minority interest in net income				
of consolidated subsidiaries		6,943		8,641
		801,996		477,150
Net loss	$	(626,317)	$	(140,279)
Net loss per share	$	(0.03)	$	(0.01)
Weighted average common				
shares outstanding		23,176,843		22,849,276

CONSOLIDATED STATEMENTS OF DEFICIT
For the Three Months Ended March 31, 2002 and 2001 *(unaudited)*

U.S. Dollars

Deficit, December 31, 2001	$	(40,338,546)
Net loss		(626,317)
Deficit, March 31, 2002	$	(40,964,863)
Deficit, December 31, 2000	$	(39,487,340)
Net loss		(140,279)
Deficit, March 31, 2001	$	(39,627,619)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2002 and 2001 *(unaudited)*

U.S. Dollars	2002	2001
Cash Flows from Operating Activities:		
Net loss	$ (626,317)	$ (140,279)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	21,169	11,247
Amortization of (discount) premium on marketable securities	16,189	(1,242)
Foreign currency loss	138,308	25,910
Minority interest in net income of consolidated subsidiaries	6,943	8,641
Net gain on sale of marketable securities	(3,475)	(103,763)
Changes in current assets and liabilities:		
Net decrease (increase) in current assets	(15,731)	25,589
Net decrease in current liabilities	(32,951)	(4,095)
Net cash used by operating activities	(495,865)	(177,992)
Cash Flows from Investing Activities:		
Proceeds from the sale and maturity of marketable securities	2,603,475	4,196,394
Purchase of marketable securities	(1,955,000)	(2,500,000)
Purchase of property, plant and equipment		(341,222)
Other	32,882	3,494
Net cash provided by investing activities	681,357	1,358,666
Cash Flows from Financing Activities:		
Proceeds from the issuance of common shares	2,160	
Net cash provided by financing activities	2,160	
Change in Cash and Cash Equivalents:		
Net increase in cash and cash equivalents	187,652	1,180,674
Cash and cash equivalents - beginning of period	5,764,665	10,108,111
Cash and cash equivalents - end of period	$ 5,952,317	$11,288,785

The accompanying notes are an integral part of the consolidated financial statements.

Selected Notes To Consolidated Financial Statements

1. Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of Gold Reserve Inc. and subsidiaries (the "Company") as of March 31, 2002, and the results of operations and the cash flows for the three months ended March 31, 2002 and 2001. The results of operations for the three months ended March 31, 2002 and 2001 are not necessarily indicative of the results to be expected for the full year.

These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements including notes thereto included in the Company's 2001 annual report. (All amounts are stated in U.S. Dollars).

2. Geographic Segments

Net Loss for the Three Months Ended March 31, 2002 and 2001

	2002	2001
United States	217,357	126,784
Venezuela	408,960	13,495
Consolidated	$ 626,317	$ 140,279

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GOLD RESERVE INC.

By: s/ Robert A. McGuinness
      Vice President – Finance & CFO
      May 30, 2002